                                                  Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Subject Company: Tycom Ltd.
                                                     Commission File No. 1-15765


FOR IMMEDIATE RELEASE

CONTACT:
NEWS MEDIA                                  INVESTOR RELATIONS
Maryanne Kane                               R. Jackson Blackstock
Chief Communications Officer                Senior Vice President
Tyco International (US) Inc.                Tyco International (US) Inc.
508-747-0800                                212-424-1344



                 TYCO OFFERS TO ACQUIRE OUTSTANDING TYCOM SHARES

Pembroke, Bermuda, October 4, 2001: Tyco International Ltd. (NYSE: TYC;
LSE: TYI; BSX: TYC) announced today that, through its subsidiary TGN Holdings, it has offered to acquire the outstanding 11% minority interest in TyCom Ltd. (NYSE: TCM; BSX: TCM) representing approximately 56 million common shares. Tyco currently holds 89% of all TyCom common shares and acquiring the outstanding minority shares would bring TyCom back into the Tyco International Ltd. corporate structure as a wholly owned subsidiary.

Tyco International Ltd. Chairman, President and Chief Executive
Officer, L. Dennis Kozlowski stated: "Tyco remains committed to TyCom even though the environment for broadband telecommunication stocks has changed dramatically since the time of the initial public offering of TyCom."

Under the terms of Tyco's offer presented to the TyCom Board of Directors, the public holders of TyCom common shares would receive 0.2997 of a Tyco common share for each outstanding TyCom common share. Based on the closing price on the New York Stock Exchange of a Tyco common share on October 3, 2001, this represents a value of $14.00 per TyCom common share. This constitutes a premium of 48% over the closing price of TyCom common shares on October 3, 2001, and 15% over the average closing price of TyCom shares over the past three months.

The proposal is subject to the approval of the Board of Directors of TyCom, the negotiation and execution of a definitive agreement, and any required regulatory approvals. If approved by TyCom's Board, it is expected that the transaction will be consummated early next calendar year. Tyco expects that the TyCom Board of Directors will form an independent Special Committee to evaluate the proposal and make a recommendation to the TyCom Board of Directors.

ABOUT TYCO INTERNATIONAL LTD.
Tyco International Ltd. (NYSE: TYC, LSE: TYI, BSX: TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services; and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in disposable medical products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and had reported fiscal 2000 sales of $28.9 billion.

FORWARD LOOKING STATEMENT
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing Tyco's future financial and operating results and the terms and timing of the transaction.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the TyCom Board's rejection of the proposal; inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; and other economic, business, competitive and/or regulatory factors affecting Tyco's and TyCom's businesses generally.

More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in Tyco's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and its most recent quarterly reports on Form 10-Q. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                      # # #

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and TyCom Ltd.. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and TyCom at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from TyCom by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to TyCom Ltd., Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda.

TyCom and certain other persons referred to below may be deemed to be participants in any solicitation of proxies of TyCom's shareholders to adopt the agreement providing for Tyco's acquisition of the minority interest in TyCom. The participants in such solicitation may include the directors and executive officers of TyCom, who may have an interest in the transaction, including as a result of holding stock or options of TyCom. A detailed list of the names and interests of TyCom's directors and executive officers is contained in TyCom's Proxy Statement for its Annual Meeting, held on March 27, 2001, which may be obtained without charge at the Commission's web site at www.sec.gov.